        Exhibit 4.1

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Royal Caribbean Cruises Ltd.

Ladies and Gentlemen:

In accordance with Item 601(b)(4)(iii) of Regulation S-K, Royal Caribbean Cruises Ltd. (the “Registrant”) has not filed herewith any instrument with respect to long-term debt not being registered where the total amount of securities authorized thereunder does not exceed ten percent (10%) of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant hereby agrees to furnish a copy of any such agreement to the Securities and Exchange Commission upon request.

Sincerely,

ROYAL CARIBBEAN CRUISES LTD.

By: /s/ R. Alexander Lake_______
Title: Senior Vice President, Chief Legal Officer, and Secretary